UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13G
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ULURU Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

__90403T209___
(CUSIP Number)

January 3, 2013
(Date of Event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
❑	Rule 13d-1(b)

☑	Rule 13d-1(c)

❑	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 90403T209
1	Names of reporting persons IPMD GmbH
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Austria (see Item 2(c))
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,600,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,600,000*
9	Aggregate amount beneficially owned by each reporting person 1,600,000*
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 13.5% *
12	Type of reporting person (see instructions) FI

*  On the date of the event which requires filing of this Schedule 13G, IPMD GmbH (“IPMD”) is the owner of 1,000,000 shares of common stock acquired pursuant to a Securities Purchase Agreement dated December 21, 2012.

As part of the Securities Purchase Agreement dated December 21, 2012, IPMD has committed to purchase 4,000,000 additional shares of common stock in three tranches over the next twelve months; with 1,250,000 shares, 1,500,000 shares, and 1,250,000 shares of common stock being committed to purchase on May 3, 2013, September 3, 2013, and January 3, 2014, respectively.

IPMD also is the holder of a warrant to purchase up to 3,000,000 shares of common stock acquired pursuant to a Securities Purchase Agreement dated December 21, 2012.  The warrants have vested with respect to 600,000 shares of common stock and, provided that IPMD complies with its obligation to purchase additional shares of common stock at three subsequent closings scheduled over the next twelve months, will vest with respect to 750,000 shares of common stock on May 3, 2013, 900,000 shares of common stock on September 3, 2013, and 750,000 shares of common stock on January 3, 2014 assuming each of the closings scheduled on such date occurs.

SCHEDULE 13G

CUSIP No. 90403T209
1	Names of reporting persons Helmut Kerschbaumer
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Austria (see Item 2(c))
Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,600,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,600,000*
9	Aggregate amount beneficially owned by each reporting person 1,600,000 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 13.5% *
12	Type of reporting person (see instructions) IN

*  Reporting person Helmut Kerschbaumer is a director of IPMD GmbH (“IPMD”) and thereby has voting and investment powers over  the shares of common stock held in the name of IPMD.  Mr. Kerschbaumer disclaims beneficial ownership of the shares reported herein, except to the extent of his pecuniary interest therein, and the inclusion of the shares reported herein shall not be deemed an admission of beneficial ownership of such shares for the purposes of Section 16 or for any other purpose.

On the date of the event which requires filing of this Schedule 13G, IPMD is the owner of 1,000,000 shares of common stock acquired pursuant to a Securities Purchase Agreement dated December 21, 2012.

As part of the Securities Purchase Agreement dated December 21, 2012, IPMD has committed to purchase 4,000,000 additional shares of common stock in three tranches over the next twelve months; with 1,250,000 shares, 1,500,000 shares, and 1,250,000 shares of common stock being committed to purchase on May 3, 2013, September 3, 2013, and January 3, 2014, respectively.

IPMD also is the holder of a warrant to purchase up to 3,000,000 shares of common stock acquired pursuant to a Securities Purchase Agreement dated December 21, 2012.  The warrants have vested with respect to 600,000 shares of common stock and, provided that IPMD complies with its obligation to purchase additional shares of common stock at three subsequent closings scheduled over the next twelve months, will vest with respect to 750,000 shares of common stock on May 3, 2013, 900,000 shares of common stock on September 3, 2013, and 750,000 shares of common stock on January 3, 2014 assuming each of the closings scheduled on such date occurs.

SCHEDULE 13G

CUSIP No. 90403T209
1	Names of reporting persons Klaus Kuehne
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Germany (see Item 2(c))
Number of Shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 1,600,000*
	7	Sole dispositive power 0
	8	Shared dispositive power 1,600,000*
9	Aggregate amount beneficially owned by each reporting person 1,600,000 *
10	Check box if the aggregate amount in Row 9 excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row 9 13.5% *
12	Type of reporting person (see instructions) IN

*  Reporting person Klaus Kuehne is a director of IPMD GmbH (“IPMD”) and thereby has voting and investment powers over  the shares of common stock held in the name of IPMD.  Mr. Kuehne disclaims beneficial ownership of the shares reported herein, except to the extent of his pecuniary interest therein, and the inclusion of the shares reported herein shall not be deemed an admission of beneficial ownership of such shares for the purposes of Section 16 or for any other purpose is a director of IPMD GmbH

On the date of the event which requires filing of this Schedule 13G, IPMD is the owner of 1,000,000 shares of common stock acquired pursuant to a Securities Purchase Agreement dated December 21, 2012.

As part of the Securities Purchase Agreement dated December 21, 2012, IPMD has committed to purchase 4,000,000 additional shares of common stock in three tranches over the next twelve months; with 1,250,000 shares, 1,500,000 shares, and 1,250,000 shares of common stock being committed to purchase on May 3, 2013, September 3, 2013, and January 3, 2014, respectively.

IPMD also is the holder of a warrant to purchase up to 3,000,000 shares of common stock acquired pursuant to a Securities Purchase Agreement dated December 21, 2012.  The warrants have vested with respect to 600,000 shares of common stock and, provided that IPMD complies with its obligation to purchase additional shares of common stock at three subsequent closings scheduled over the next twelve months, will vest with respect to 750,000 shares of common stock on May 3, 2013, 900,000 shares of common stock on September 3, 2013, and 750,000 shares of common stock on January 3, 2014 assuming each of the closings scheduled on such date occurs.

ITEM 1	(a)	Name of Issuer: ULURU Inc.

(b)	Address of Issuer’s Principal Executive Offices: 4452 Beltway Drive Addison, Texas 75001

ITEM 2	(a)
Name of Person Filing:

This report is filed by IPMD GmbH, Helmut Kerschbaumer, and Klaus Kuehne with respect to the shares of Common Stock, $0.001 par value per share, of the Issuer.  The direct beneficial ownership of such shares is held by  IPMD GmbH and the indirect beneficial ownership of such shares is held by Helmut Kerschbaumer and Klaus Kuehne.    Each of Mr. Kerschbaumer and Mr. Kuehne disclaim beneficial ownership of such shares, except to the extent of his pecuniary interest therein.  The inclusion of the shares reported herein shall not be deemed an admission of beneficial ownership of such shares for the purposes of Section 16 or for any other purpose.

(b)	Address of Principal Business Office, or, if None, Residence: The address of the principal business office of each reporting and filing person is: Schreyvogelgasse 3/5, Vienna, Austria 1010AT

(c)	Citizenship: IPMD GmbH is incorporated in Austria. Helmut Kerschbaumer is a citizen of Austria. Klaus Kuehne is a citizen of Germany.

(d)	Title of Class of Securities: Common Stock, $0.001 par value per share.

(e)	CUSIP Number: 90403T209

ITEM 3:	If this Statement is filed pursuant to Section 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

a.	Broker or dealer registered under Section 15 of the Exchange Act.

b.	Bank as defined in Section 3(a)(6) of the Exchange Act.

c.	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

d.	Investment company registered under Section 8 of the Investment Company Act.

e.	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

f.	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

g.	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

h.	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act

i.	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

j.	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4:	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of the cover pages.

(b)	Percent of class: See Item 11 of the cover pages.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of the cover pages.

(ii)	Shared power to vote or to direct the vote: See Item 6 of the cover pages.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of the cover pages.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of the cover pages.

ITEM 5:	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following box:

ITEM 6:	Ownership of More than Five Percent on Behalf of Another Person.

N/A

ITEM 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

ITEM 8:	Identification and Classification of Members of the Group.

N/A

ITEM 9:	Notice of Dissolution of Group.

N/A

ITEM 10:	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	January 23, 2013
IPMD GmbH

BY:   /s/ Helmut Kerschbaumer by Terrance K Wallberg by Power of Attorney incorporated by reference to Exhibit 24 to the Form 3 filed by IPMD GmbH on January 22, 2013
Name:  Helmut Kerschbaumer
Its:  Director

Dated:	January 23, 2013	Helmut Kerschbaumer BY: /s/ Helmut Kerschbaumer by Terrance K. Wallberg by Power of Attorney incorporated by reference to Exhibit 24 to the Form 3 filed by Helmut Kerschbaumer on January 22, 2013
Dated:	January 23, 2013	Klaus Kuehne BY: /s/ Klaus Kuehne by Terrance K. Wallberg by Power of Attorney incorporated by reference to Exhibit 24 to the Form 3 filed by Klaus Kuehne on January 22, 2013

ANNEX 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock of ULURU Inc., and further agree that this Joint Filing Agreement be included as an Annex to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement on the date(s) written below.

Dated:	January 23, 2013
IPMD GmbH

BY:   /s/ Helmut Kerschbaumer by Terrance K Wallberg by Power of Attorney incorporated by reference to Exhibit 24 to the Form 3 filed by IPMD GmbH on January 22, 2013
Name:  Helmut Kerschbaumer
Its:  Director

Dated:	January 23, 2013	Helmut Kerschbaumer BY: /s/ Helmut Kerschbaumer by Terrance K. Wallberg by Power of Attorney incorporated by reference to Exhibit 24 to the Form 3 filed by Helmut Kerschbaumer on January 22, 2013
Dated:	January 23, 2013	Klaus Kuehne BY: /s/ Klaus Kuehne by Terrance K. Wallberg by Power of Attorney incorporated by reference to Exhibit 24 to the Form 3 filed by Klaus Kuehne on January 22, 2013